Exhibit 99.1

Announcement

Wednesday, 18 March 2026	Woodside Energy Group Ltd ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

LIZ WESTCOTT APPOINTED WOODSIDE CEO

The Board of Woodside Energy has appointed Elizabeth (Liz) Westcott as Chief Executive Officer and Managing Director.

Ms Westcott, who has served as Woodside Acting CEO since the departure of Meg O’Neill in December 2025, has a proven track record of outstanding leadership and achievement across more than 30 years in the global energy industry.

Since joining the company in June 2023, Ms Westcott has led Woodside’s Australian Operations, including the Scarborough Energy Project and Bass Strait operator transition, as Executive Vice President and Chief Operating Officer Australia.1 She was previously the Chief Operating Officer at EnergyAustralia, following a 25-year career at ExxonMobil working in Australia, the United Kingdom and Italy.

Through these roles Ms Westcott has developed deep industry expertise across a range of areas including strategic planning, commercial and business development, operations, project execution, government and regulatory engagement, sustainability and stakeholder relationships.

Woodside Chair Richard Goyder congratulated Ms Westcott on her appointment, which followed a comprehensive recruitment process involving exceptional internal and external candidates.

Mr Goyder said Ms Westcott’s appointment reflected the depth of executive talent at Woodside, the result of considered succession planning overseen by the Board.

“I am delighted with the appointment of Liz as Woodside’s next CEO and Managing Director.

“Liz’s proven track record of outstanding strategic leadership and disciplined delivery distinguished her as the Board’s top candidate for this role.

“Liz’s extensive industry experience and strategic vision will be invaluable in leading Woodside at this significant moment in its history, as we position the company to meet growing global energy demand and deliver long-term shareholder value.”

Ms Westcott said she was honoured to lead Woodside.

“Woodside is a great company with highly talented people and a proud track record of delivery for our customers and stakeholders.

“My focus as CEO is on sustainable value creation for Woodside shareholders, operational excellence and disciplined execution of our growth projects.

“I look forward to working closely with the Board and Woodside’s strong leadership team to continue building a leading global energy company that delivers long-term value for shareholders, underpinned by a consistent focus on sustainability and high performance.”

[1]	Completion of the transaction is subject to conditions precedent. See “Woodside strengthens its Australian Operations” announced on 29 July 2025.

Appendix

Summary of material CEO employment terms for Liz Westcott

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Employment is ongoing, subject to termination on 6 months’ notice by either party. Woodside may, at its discretion, make payment in lieu of part or all of the notice period. Employment may be immediately terminated for defined causes.

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Ms Westcott’s Fixed Annual Reward (FAR) on appointment will be A$2,300,000, which is inclusive of base salary, benefits and allowances, statutory minimum superannuation contributions, directors fees for all Woodside Group companies and salary continuance benefits.

•	Ms Wescott is eligible to receive Variable Annual Reward, which from FY2026, comprises a short-term incentive (STI) and long-term incentive (LTI) component.

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The STI opportunity is 180% of FAR at target, with a maximum of 270% of FAR. The STI will be delivered in two equal components: cash and Restricted Shares, with the Restricted Shares subject to a two-year deferral period. Any portion of the STI award above target will be delivered entirely as Restricted Shares.

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The LTI opportunity is 300% of FAR, and will be delivered in Performance Rights. Performance Rights will be tested over a three-year performance period, and will be subject to an additional two-year service condition after the end of the performance period.

Liz Westcott Biography

Liz Westcott has served as Acting CEO of Woodside since December 2025.

Liz joined Woodside in 2023 as Executive Vice President Australian Operations, and in 2024 was appointed Executive Vice President & Chief Operating Officer Australia, leading Woodside’s Australian projects and business operations.

Prior to joining Woodside, Liz most recently held the role of Chief Operating Officer at EnergyAustralia, where she had broad leadership responsibilities across EnergyAustralia’s generation portfolio.

Liz had a 25-year career at ExxonMobil working in Australia, the United Kingdom and Italy, including a secondment in 2013 to Adriatic LNG as Managing Director. Her roles spanned strategic planning, operations, project management, and safety, technical and commercial leadership.

Liz serves on the Board of Australian Energy Producers. She holds a Bachelor of Commerce and Bachelor of Civil Engineering from Melbourne University and is a graduate of the Australian Institute of Company Directors.

INVESTORS	MEDIA

Vanessa Martin M: +61 477 397 961 E: investor@woodside.com	Christine Abbott M: +61 484 112 469 E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.